Exhibit 99.1

On Announces Fourth Quarter and Full Year Results, and the Filing of its Annual Report on Form 20-F for 2025
•Guided by a clear vision to build the most premium global sportswear brand, On reaches a new level of scale and profitability in 2025, exceeding its latest outlook across all metrics. Annual net sales surpass CHF 3.0 billion for the first time, while cash exceeds CHF 1.0 billion at year-end. Full-year net sales increase by 30.0% year-over-year, and by 35.6% on a constant currency basis, reaching CHF 3,014.0 million. Full-year profitability reaches new highs, with gross profit margin expanding to 62.8% and adjusted EBITDA margin to 18.8%, reflecting structural operational efficiencies and the strength of On’s premium positioning.
•Fourth quarter net sales reach CHF 743.8 million, growing 22.6% year-over-year on a reported basis and 30.6% on a constant currency basis. Increasing global brand awareness, now approaching 30%, together with disciplined premium execution during the holiday season, drives strong performance across both Direct-to-Consumer (“DTC”) and Wholesale channels.
•Execution against On’s strategic priorities continues to deliver strong, broad-based growth. In 2025, On expands its network of premium brand hubs to nearly 70 own retail locations, with high-impact retail formats deepening consumer engagement. Apparel and accessories reach a combined 7.0% of net sales, up 190 basis points year-over-year, reinforcing On’s evolution into a true toe-to-head brand. The Asia-Pacific region surpasses CHF 500 million in annual net sales, demonstrating exceptional demand across markets and channels.
•Fourth quarter gross profit margin reaches 63.9%, a new Q4 record, up 180 basis points year-over-year, driven by structural operational efficiencies, strong full-price execution and favorable foreign exchange dynamics. Adjusted EBITDA margin reaches 17.6%, up 120 basis points year-over-year, as On continues disciplined reinvestment into brand building, innovation, technology and retail expansion.
•Entering the final year of its three-year strategy from a position of significant strength, On will further scale its LightSpray™ technology, advance innovation across its core running franchises and continue expanding its apparel offering. Together with the ongoing elevation of premium brand expression across channels, these pillars are expected to further deepen consumer engagement and drive long-term customer value.
•On looks into 2026 with high confidence in its growth trajectory, expecting net sales to grow by at least 23% on a constant currency basis. At current spot rates, this implies reported net sales of at least CHF 3.44 billion. The company anticipates continued elevated profitability, with a full-year gross profit margin of at least 63.0% and an adjusted EBITDA margin between 18.5% and 19.0%.
ZURICH, Switzerland, March 3, 2026 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”) today announced its financial results for the fourth quarter and full year, and that it has filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the "SEC").

David Allemann, Co-Founder and Executive Co-Chairman of On, said: "Surpassing the CHF 3 billion annual revenue milestone with record profitability is a profound validation of our vision to build the world’s most premium global sportswear brand. We are witnessing a fundamental societal shift, as people globally replace traditional markers of status with a commitment to health, longevity, and performance. On is uniquely positioned to deliver what this discerning consumer demands - from scaling breakthrough innovations like LightSpray™ to deepening our cultural resonance and delivering our fullest brand expression from toe-to-head. We are building a brand designed for the future of movement."

Martin Hoffmann, CEO and CFO of On, said: "By charting our own course and executing with discipline against our strategic priorities, we have built a powerful financial engine that is driving record results. The strength of our premium strategy allows us to exceed our high aspirations while providing the flexibility to reinvest in the high-return areas that we expect will fuel our growth for years to come. Our vision is proving itself at a new scale - from the exceptional productivity of our growing retail footprint to the compounding value of our multi-category expansion. This success is a testament to our nearly 4,000 team members who execute with focus and passion every day. We enter 2026 with confidence and conviction, ready to ‘Dream On’ bigger and bolder than ever before."

Key Financial Metrics
Key financial metrics for fiscal year 2025 compared to fiscal year 2024 included:
•net sales increased by 30.0% to CHF 3,014.0 million, or by 35.6% on a constant currency basis;
•net sales through the DTC sales channel increased by 33.7% to CHF 1,260.5 million, or by 39.9% on a constant currency basis;
•net sales through the wholesale sales channel increased by 27.5% to CHF 1,753.4 million, or by 32.6% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific ("APAC") increased by 32.0% to CHF 762.7 million, 17.6% to CHF 1,740.1 million and 96.4% to CHF 511.1 million, respectively;
•net sales in EMEA, Americas and APAC increased by 34.7%, 23.4% and 106.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 27.5% to CHF 2,804.4 million, 68.2% to CHF 169.9 million and 124.1% to CHF 39.6 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.9%, 75.5% and 135.1% on a constant currency basis, respectively;
•gross profit increased by 34.7% to CHF 1,893.6 million from CHF 1,405.7 million;
•gross profit margin increased to 62.8% from 60.6%;
•net income decreased by 15.9% to CHF 203.7 million from CHF 242.3 million;
•net income margin decreased to 6.8% from 10.4%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to 0.62 from 0.75;
•diluted EPS Class A (CHF) decreased to 0.61 from 0.74;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 46.3% to CHF 567.0 million from CHF 387.6 million;
•adjusted EBITDA margin increased to 18.8% from 16.7%;
•adjusted net income decreased to CHF 266.4 million from CHF 317.4 million;
•adjusted basic EPS Class A (CHF) decreased to 0.81 from 0.98; and
•adjusted diluted EPS Class A (CHF) decreased to 0.80 from 0.97.

Key financial metrics for the three-month period ended December 31, 2025 compared to the three-month period ended December 31, 2024, included:
•    net sales increased by 22.6% to CHF 743.8 million, or by 30.6% on a constant currency basis;
•    net sales through the DTC sales channel increased by 21.7% to CHF 360.6 million, or by 30.0% on a constant currency basis;
•    net sales through the wholesale sales channel increased by 23.4% to CHF 383.2 million, or by 31.2% on a constant currency basis;
•    net sales in EMEA, Americas and APAC increased by 24.2% to CHF 183.0 million, 12.8% to CHF 434.3 million, 70.8% to CHF 126.5 million, respectively;
•net sales in EMEA, Americas and APAC increased by 27.5%, 21.3%, and 85.1% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 20.8% to CHF 687.3 million, 38.3% to CHF 45.1 million and 117.7% to CHF 11.4 million, respectively;
•net sales from shoes, apparel and accessories increased by 28.8%, 46.0% and 131.3% on a constant currency basis, respectively;
•gross profit increased by 26.1% to CHF 475.3 million from CHF 376.8 million;
•    gross profit margin increased to 63.9% from 62.1%;
•    net income decreased 22.9% to CHF 69.1 million from CHF 89.5 million;
•    net income margin decreased to 9.3% from 14.8%;
• basic EPS Class A (CHF) decreased to CHF 0.21 from CHF 0.28;
•diluted EPS Class A (CHF) decreased to CHF 0.21 from CHF 0.27;
• adjusted EBITDA increased by 31.8% to CHF 131.0 million from CHF 99.4 million;
•adjusted EBITDA margin increased to 17.6% from 16.4%;
•adjusted net income/(loss) decreased to CHF 83.5 million from CHF 107.7 million;
•adjusted basic EPS Class A (CHF) decreased to CHF 0.25 from CHF 0.33; and
•adjusted diluted EPS Class A (CHF) decreased to CHF 0.25 from CHF 0.33.

Key highlights as of December 31, 2025 compared to December 31, 2024 included:
•cash and cash equivalents increased by 10.3% to CHF 1,019.9 million from CHF 924.3 million; and
•net working capital increased by 14.3% to CHF 570.3 million from CHF 498.9 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
Propelled by the record-breaking performance of 2025, On moves into the final year of its three-year strategy from a position of significant strength, accelerating toward its vision of being the most premium global sportswear brand. The Company is performing materially ahead of the mid-term targets established at its 2023 Investor Day, driven by a breakthrough innovation pipeline and the global scaling of its premium brand expression. Capitalizing on its powerful financial engine and sustained brand desirability, On is positioned to deliver premium growth in 2026:

•Net sales: Expected to grow by at least 23% year-over-year on a constant currency basis. At current spot rates, this implies reported net sales of at least CHF 3.44 billion. This factors in a higher base following On's strong fourth quarter results, therefore representing a further elevation of the Company's ambition.
•Gross profit margin: Expected to reach at least 63.0%.
•Adjusted EBITDA margin: Expected to be in the range of 18.5% to 19.0%.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss fourth quarter results is scheduled for March 3, 2026 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 5251715

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and via the following link: https://events.q4inc.com/attendee/362973835. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report
The Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at investors.on.com/. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's complete audited financial statements, free of charge by requesting a copy from the Company contact below.

About On

On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 90 countries globally and engages with a digital community on www.on.com.
Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans and outlook on future financial performance during 2026, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our thirdparty suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Extended Founder Team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information

Consolidated statements of income / (loss)

	Year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	2025	2024	% Change
	(Audited)	(Audited)		(Unaudited)	(Unaudited)

Net sales	3,014.0	2,318.3	30.0%	743.8	606.6	22.6%
Cost of sales	(1,120.3)	(912.6)	22.8%	(268.5)	(229.8)	16.8%
Gross profit	1,893.6	1,405.7	34.7%	475.3	376.8	26.1%
Selling, general and administrative expenses	(1,516.6)	(1,194.2)	27.0%	(392.8)	(323.7)	21.3%
Operating result	377.0	211.6	78.2%	82.5	53.1	55.4%
Financial income	30.9	23.5	31.8%	8.0	6.3	26.6%
Financial expenses	(29.6)	(23.1)	27.8%	(7.8)	(5.9)	32.3%
Foreign exchange gain / (loss)	(173.2)	67.7	(355.7)%	(12.7)	38.0	(133.4)%
Income before taxes	205.2	279.6	(26.6)%	70.0	91.5	(23.5)%
Income tax benefit / (expense)	(1.5)	(37.4)	(95.9)%	(1.0)	(2.0)	(51.8)%
Net income	203.7	242.3	(15.9)%	69.1	89.5	(22.9)%
Earnings per share
Basic EPS Class A (CHF)	0.62	0.75	(17.3)%	0.21	0.28	(25.0)%
Basic EPS Class B (CHF)	0.06	0.07	(14.3)%	0.02	0.03	(33.3)%

Diluted EPS Class A (CHF)	0.61	0.74	(17.6)%	0.21	0.27	(22.2)%
Diluted EPS Class B (CHF)	0.06	0.07	(14.3)%	0.02	0.03	(33.3)%

Consolidated balance sheets

(CHF in millions)	12/31/2025	12/31/2024
	(Audited)	(Audited)

Cash and cash equivalents	1,019.9	924.3
Trade receivables	305.4	246.1
Inventories	419.8	419.2
Other current financial assets	59.2	56.4
Other current operating assets	158.2	113.7

Current assets	1,962.4	1,759.7

Property, plant and equipment	148.8	127.2
Right-of-use assets	494.1	323.6
Intangible assets	54.2	58.3
Deferred tax assets	175.9	107.8

Non-current assets	873.0	617.0

Assets	2,835.4	2,376.7

Trade payables	154.8	166.5
Current lease liabilities	81.2	59.1
Other current financial liabilities	56.7	51.3
Other current operating liabilities	355.4	299.3
Current provisions	13.0	21.7
Income tax liabilities	63.2	62.5

Current liabilities	724.4	660.4

Employee benefit obligations	5.5	8.6
Non-current provisions	20.7	14.9
Non-current lease liabilities	440.3	288.5
Other non-current financial liabilities	2.8	1.7
Deferred tax liabilities	9.3	10.8

Non-current liabilities	478.6	324.5

Share capital	34.1	33.7
Treasury shares	(26.7)	(26.8)
Capital reserves	1,289.0	1,210.0
Other reserves	(46.6)	(4.0)
Retained earnings	382.6	178.9

Equity	1,632.4	1,391.8

Equity and liabilities	2,835.4	2,376.7

Consolidated statements of cash flows

(CHF in millions)	2025	2024
	(Audited)	(Audited)

Net income	203.7	242.3
Share-based compensation	66.6	57.5
Employee benefit expenses	4.0	5.2
Depreciation and amortization	127.4	104.6
Loss on disposal of assets and impairment	3.7	0.7
Interest income and expenses	(8.5)	(7.2)
Net exchange differences	165.6	(70.9)
Income taxes	1.5	37.4
Change in working capital	(187.7)	46.1
Trade receivables	(96.1)	(30.1)
Inventories	(82.4)	(27.8)
Trade payables	(9.2)	104.0
Change in other current assets / liabilities	25.0	95.7
Change in provisions	(7.8)	18.0
Interest received	30.1	22.5
Income taxes paid	(64.0)	(41.2)
Cash inflow from operating activities	359.5	510.6

Purchase of property, plant and equipment	(72.9)	(60.5)
Proceeds from disposal of tangible assets	—	0.1
Purchase of intangible assets	(5.7)	(4.5)
Cash (outflow) from investing activities	(78.6)	(64.9)

Payments of lease liabilities	(69.9)	(51.3)
Proceeds from issuance of shares	4.3	0.2
Proceeds on sale of treasury shares related to share-based compensation	8.6	10.9
Interest paid	(21.5)	(15.3)
Cash (outflow) from financing activities	(78.5)	(55.4)

Change in net cash and cash equivalents	202.2	390.4
Net cash and cash equivalents as of January 1	924.3	494.6
Net impact of foreign exchange rate differences	(106.7)	39.4
Net cash and cash equivalents as of December 31	1,019.9	924.3

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	2025	2024	% Change

Net income	203.7	242.3	(15.9)%	69.1	89.5	(22.9)%
Exclude the impact of:
Income taxes	1.5	37.4	(95.9)%	1.0	2.0	(51.8)%
Financial income	(30.9)	(23.5)	31.8%	(8.0)	(6.3)	26.6%
Financial expenses	29.6	23.1	27.8%	7.8	5.9	32.3%
Foreign exchange result (1)	173.2	(67.7)	(355.7)%	12.7	(38.0)	(133.4)%
Depreciation and amortization	127.4	104.6	21.8%	34.5	28.7	20.3%
Share-based compensation(2)	62.6	71.5	(12.5)%	14.0	17.6	(20.4)%
Adjusted EBITDA	567.0	387.6	46.3%	131.0	99.4	31.8%
Adjusted EBITDA margin	18.8%	16.7%		17.6%	16.4%

(1)    Represents the foreign exchange gain / (loss) line item within the consolidated statements of income / (loss) above
(2)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	182.7	21.0	216.3	25.9
Exclude the impact of:
Share-based compensation(1)	56.1	6.4	63.9	7.6
Tax effect of adjustments(2)	0.1	—	3.2	0.4
Adjusted net income	239.0	27.5	283.4	33.9

Weighted number of outstanding shares(3)	295,550,380	339,541,070	288,465,380	345,437,500
Weighted number of shares with dilutive effects(3)	3,228,817	11,251,482	3,787,481	12,822,456
Weighted number of outstanding shares (diluted and undiluted)(3)	298,779,197	350,792,552	292,252,861	358,259,956

Adjusted basic EPS (CHF)	0.81	0.08	0.98	0.10
Adjusted diluted EPS (CHF)	0.80	0.08	0.97	0.09

	Three-month period ended December 31,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	62.0	7.0	80.0	9.6
Exclude the impact of:
Share-based compensation(1)	12.6	1.4	15.7	1.9
Tax effect of adjustments(2)	0.4	—	0.5	0.1
Adjusted net income	75.0	8.5	96.2	11.5

Weighted number of outstanding shares(3)	296,739,035	336,932,339	289,063,973	345,437,500
Weighted number of shares with dilutive effects(3)	2,885,416	8,726,618	4,135,300	13,504,922
Weighted number of outstanding shares (diluted and undiluted)(3)	299,624,451	345,658,957	293,199,273	358,942,422

Adjusted basic EPS (CHF)	0.25	0.03	0.33	0.03
Adjusted diluted EPS (CHF)	0.25	0.02	0.33	0.03

(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted EPS as adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show reported net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel

The following tables present net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	1,753.4	1,375.5	27.5%	32.6%
Direct-to-Consumer	1,260.5	942.8	33.7%	39.9%
Net sales	3,014.0	2,318.3	30.0%	35.6%

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	383.2	310.4	23.4%	31.2%
Direct-to-Consumer	360.6	296.2	21.7%	30.0%
Net sales	743.8	606.6	22.6%	30.6%

Net sales by geography

The following tables present net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	1,740.1	1,480.3	17.6%	23.4%
EMEA	762.7	577.8	32.0%	34.7%
Asia-Pacific	511.1	260.2	96.4%	106.7%
Net Sales	3,014.0	2,318.3	30.0%	35.6%

(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in tables above.

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	434.3	385.1	12.8%	21.3%
EMEA	183.0	147.4	24.2%	27.5%
Asia-Pacific	126.5	74.1	70.8%	85.1%
Net Sales	743.8	606.6	22.6%	30.6%

Net sales by product

The following tables present net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	2,804.4	2,199.6	27.5%	32.9%
Apparel	169.9	101.0	68.2%	75.5%
Accessories	39.6	17.7	124.1%	135.1%
Net Sales	3,014.0	2,318.3	30.0%	35.6%

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	687.3	568.8	20.8%	28.8%
Apparel	45.1	32.6	38.3%	46.0%
Accessories	11.4	5.2	117.7%	131.3%
Net Sales	743.8	606.6	22.6%	30.6%

(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in tables above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Accounts receivables	305.4	246.1	24.1%
Inventories	419.8	419.2	0.1%
Trade payables	(154.8)	(166.5)	(7.0)%
Net working capital	570.3	498.9	14.3%